Hi Briana,

Some good news to share: we are launching a Community Round of investment, which is open to anyone. The minimum investment is $1000. I've attached our deck. Please also feel free to take a look at the video below.

Vimeo: https://vimeo.com/789144670
Password: Recompose

If you would like to consider an investment of $25k or more, please let me know. We are collecting a group of core investors of that level to commit ahead of the launch to help us get going with a lot of momentum. Otherwise, I'm honored for you to consider investing at whatever level feels comfortable. We will be sending out the link to do so in a few weeks with the public launch.

Thank you again and all the best,
Katrina